UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

Corvis Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221009103

(CUSIP Number)

September 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221009103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 36,290,011 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 36,290,011 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,290,011 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 36,290,011 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 36,290,011 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,290,011 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 36,290,011 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 36,290,011 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,290,011 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Corvis Corporation, a Delaware corporation (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices 7015 Albert Einstein Drive P.O. Box 9400 Columbia, MD 21046-9400

Item 2.
(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP IV”), by virtue of its deemed beneficial ownership of 36,290,011 shares of Common Stock,
Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV”), by virtue of being the sole general partner of MDCP IV,
Madison Dearborn Partners, L.L.C., a Delaware limited liability company (“MDP LLC”), by virtue of being the sole general partner of MDP IV,

MDCP IV, MDP IV and MDP LLC are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)	Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(c)	Citizenship See Item 2(a).

	(d)	Title of Class of Securities
The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

	(e)	CUSIP Number 221009103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: As of the date hereof:

MDCP IV may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 36,290,011 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

MDP IV and MDP LLC may each be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 36,290,011 shares of Common Stock and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.

	(b)	Percent of class: 6.4%. See Item 4(a).
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 36,290,011
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 36,290,011

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2004

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Michael J. Wilson
	Its:	Vice President

Date: September 9, 2004

MADISON DEARBORN PARTNERS IV, L.P.

	By:	Madison Dearborn Partners L.L.C.
	Its:	General Partner

	By:	/s/ Michael J. Wilson
	Its:	Vice President

Date: September 9, 2004

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Michael J. Wilson
	Its:	Vice President

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 9, 2004

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

	By:	Madison Dearborn Partners IV, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Michael J. Wilson
	Its:	Vice President

Date: September 9, 2004

MADISON DEARBORN PARTNERS IV, L.P.

	By:	Madison Dearborn Partners L.L.C.
	Its:	General Partner

	By:	/s/ Michael J. Wilson
	Its:	Vice President

Date: September 9, 2004

MADISON DEARBORN PARTNERS, L.L.C.

By:	/s/ Michael J. Wilson
Its:	Vice President